

05040345

VF 3-25-05

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SECURIT... COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53684

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Western Strategic Advisors LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 South University Drive, Suite #405
(No. and Street)

Fort Worth, (City) Texas (State) 76107 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeff Crawford (817) 877-9980
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION



INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hartman Leito & Bolt, LLP
(Name – *if individual, state last, first, middle name*)

6100 Southwest Blvd., Suite 500 (Address) Fort Worth, (City) TX (State) 76109 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

VF 3-25-05

OATH OR AFFIRMATION

I, Jeff Crawford, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Western Strategic Advisors, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Fin OP

Title



DOUGLAS S. FRAZIER
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES
10-04-2006

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HL&B

Hartman Leito & Bolt, LLP
Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Western Strategic Advisors, LLC:

We have audited the accompanying statement of financial condition of Western Strategic Advisors, LLC (the "Company") as of December 31, 2004 and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with accounting principles generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company, as of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hartman Leito & Bolt, LLP

January 18, 2005
Fort Worth, Texas

Fort Worth 6100 Southwest Blvd. | Suite 500 | Fort Worth, Texas 76109 | phone 817.738.2400 fax 817.738.1995
Irving 105 Decker Court | Suite 950 | Irving, Texas 75062 | phone 972.579.0822 fax 972.579.0826
www.hbllp.com

WESTERN STRATEGIC ADVISORS, LLC
Statement of Financial Condition
December 31, 2004

ASSETS:		
Cash	$	152,962
Accounts receivable		21,228
Total assets	$	174,190
LIABILITIES AND MEMBERS' EQUITY:		
Liabilities		1,000
Commitments and contingencies (Note 4)		-
Members' equity	$	173,190
Total liabilities and members' equity	$	174,190

See accompanying notes and independent auditors' report.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Organization and Nature of Business

Effective August 16, 2003, the partners of Western Strategic Advisors, LLP converted their shares into Western Strategic Advisors, LLC, (the "Company") a Texas Limited Liability Company. The Company is registered with the Securities and Exchange Commission (SEC) and various state regulatory jurisdictions as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is also a member of the Securities Investor Protection Corporation (SIPC), which insures customers' deposits up to $500,000 including $100,000 in cash.

The Company is in the business of merger and acquisition consulting. They also have the ability to sell mutual funds, variable annuities and variable life insurance. The Company cannot take possession of customer funds. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i).

(b) Trade Accounts Receivable

Trade accounts receivable is recorded net of an allowance for expected losses. The allowance is estimated from historical performance and projections of trends.

(c) Income Taxes

The Company is treated as a partnership for federal income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the personal returns of the members and taxed depending on their personal tax situations. The financial statements do not reflect a provision for income taxes.

(d) Management's Estimates and Assumptions

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The actual results could differ from these estimates.

(e) Statement of Cash Flows

For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

(Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f) Concentrations of Credit Risk

The Company sells mutual funds, variable annuities, and variable life insurance policies, which results in accounts receivable arising from commissions earned. The Company does business with several companies in the securities industry and thus believes that its receivable credit risk exposure is limited.

During the year ended December 31, 2004, the Company received 90% of its revenue from two customers.

The Company maintains cash with high credit quality financial institutions. At December 31, 2004, the Company had cash deposits in a financial institution that exceeded the federally insured deposits limit by $52,962.

2. RELATED PARTY TRANSACTIONS

Pursuant to a certain management service agreement with an affiliated company, the Company pays an annual fee, as defined by the management agreement. For the year ended December 31, 2004, the Company expensed $1,100,000 related to this agreement for management services to conduct efficiently the Company's business with its customers, namely the business of a broker-dealer.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had regulatory net capital, as defined under SEC Rule 15c3-1, of $173,190, which was $168,190 in excess of its required regulatory net capital of $5,000. The Company's ratio of aggregate indebtedness to regulatory net capital was .58%.

4. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

(Concluded)